Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

XPAC Acquisition Corp. (ROC #372878) (the "Company")

TAKE NOTICE that at an Extraordinary General Meeting of the shareholders of the Company held on 27 July 2023, the following special resolutions and ordinary resolution were passed:

RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

4	Proposal No. 1 – The Extension Amendment Proposal RESOLVED, as a special resolution, that:

(a)	Article 49.7 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”) be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (or up to 36 months without another shareholder vote if such date is extended by the Company (acting by the Directors) as set forth below), or such later time as the Members may approve in accordance with the Articles, the Company shall: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within 24 months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to twelve times by an additional one month each time after the twenty-fourth (24th) month from the closing of the IPO, by resolution of the Directors, until 36 months from the closing of the IPO, on such terms as have been notified to the Members prior to the adoption of the Articles.”

(b)	Article 49.8 of the Company’s Articles be deleted in its entirety and replaced with the following new Article 49.8:

“In the event that any amendment is made to the Articles: (a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100% of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (or up to 36 months if such date is extended), or such later time as the Members may approve in accordance with the Articles; or (b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

5	Proposal No. 2 – The Redemption Limitation Amendment Proposal RESOLVED, that:

(a)	Article 49.5 of the Company’s Articles be deleted in its entirety and replaced with the following new Article 49.5:

“Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of their or any other person with whom they are acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether they are voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and in connection with its consummation.”

(b)	Article 49.2 of the Company’s Articles be deleted in its entirety and replaced with the following new Article 49.2:

“Prior to the consummation of a Business Combination, the Company shall either:

(a)       submit such Business Combination to its Members for approval; or

(b)	provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

(c)	Article 49.4 of XPAC’s Articles be deleted in its entirety and replaced with the following new Article 49.4:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

6	Proposal No. 3 – The Name Change Amendment Proposal

RESOLVED, as a special resolution THAT, effective immediately, the name of the Company be changed from XPAC Acquisition Corp. to “Zalatoris II Acquisition Corp” and that the Company’s Memorandum and Articles of Association be amended by replacing each reference to “XPAC Acquisition Corp.” with “Zalatoris II Acquisition Corp”.

/s/ Stephanie-Ann Whittaker

Stephanie-Ann Whittaker

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 27th day of July 2023